Invest in BlueStar SeniorTech

Aging at-home and telehealth solutions to keep seniors safe, healthy & connected


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BLUESTARSENIORTECH.COM WASHINGTON DC

Main Street | Technology | Social Impact | Medical Device | Family

Why you may want to invest in us...

1. $2M in recurring revenue. EBITDA positive. 5000 customers.
2. Planning to grow 4x next year based on existing agreements in hand (not guaranteed).
3. Veteran owned & operated. 14 Generals and Admirals on our advisory board.
4. Exploding telehealth market growing 64% this year.
5. Convertible debt expected (not guaranteed) to convert to preferred equity in Spring 2021.

Why investors ❤ us

WE'VE RAISED $10,405,469 SINCE OUR FOUNDING



I have been an investor in BlueStar Senior Care from the time the company was founded. I believe there is a strong demand in the marketplace for the senior care products and services that BlueStar offers. I believe in the mission of the organization, and believe that the BlueStar leadership team is exceptional, and that they have an exceptional growth plan in place for 2021 and beyond. I hope that others will also see the value that this company brings to the quality of life for seniors. I encourage interested investors to join me in support of this great organization, either those who have family members who will benefit directly

... *read more*

Michael J Browne Rear Admiral, USN (Ret), and COO, Lumina Analytics

LEAD INVESTOR | INVESTING $20,000 THIS ROUND & $100,000 PREVIOUSLY

Our team



Robert Wray
CEO
Retired navy 2-star admiral. Nuclear engineer. Author. Patent-holder. Ran a



$3.5 B P&L with 10,000 people. Multiple startups.



Gordon Russell
Chief Operating Officer (COO)
Retired 2 star Navy admiral. Ran 8000 person organization.



David Coakley
SVP Sales
Founded and grew two companies until they were acquired by publicly traded companies.

SEE MORE

In the news

Downloads

- BlueStar SeniorTech for WeFunder final .pdf
- BlueStar Team and Testimonials .pdf

Seniors are living longer. We want to make their golden years more golden.

The senior population is growing at five times the rate of the rest of us. There are hundreds of cool new technologies to help them be Safe, Healthy, and Connected in their homes as they age. BlueStar provides a full suite of aging at-home solutions to help our beloved seniors stay in their homes, free and independent. And now, those at-home solutions include remote patient monitoring, or RPM.

It started with **taking care** of my aging parents

It all started when I was retiring from the Navy as a two-star admiral. Like everyone our age, my wife Maryellen and I were worried about our aging parents in their 70's, 80's and 90's. We were fortunate in that they were still around, and relatively healthy. But we worried about them, as they lived hours away. Were they safe? Were they taking their medicines? Would they have help in an emergency? Were they socially isolated? So we decided to create a company to provide tech solutions to help seniors be Safe, Healthy, and Connected in their homes as they aged.





Maryellen with her parents Joan, 90, and Bill, 93 (WW2 Army vet).

5,000 customers across the nation

We grew rapidly to 5,000 customers across the nation. We brought on lots of products and services to keep seniors Safe, Healthy and Connected. We grew our team. We developed sales efforts in DTC, in Retail, and through Channel Partners. We won the SBA Small Business of the Year Award in our region and an award for being the fastest-growing company in our industry. We were featured on local and national TV. We saved lives, and got letters from elderly clients saying, "you saved my life!".

"Great product, great service. Puts our minds at ease."
Sarah, Arkansas

"Wonderful company to do business with. Love the service."
Leola, Ohio

"You have a great company. Your folks have been perfect to work with."
Paul, Virginia

"Your people are friendly & understanding. I recommend them highly."
Michael, New York

For dozens of more customer testimonials, please see our "Team and Testimonials" PowerPoint, which is attached.

Safe, **healthy**, and **connected** at home

With BlueStar, you never need to worry that you or a loved one are unsafe or need help. Our top-rated monitoring center operates 24 hours a day, 7 days a week in order to provide the highest level of safety. Whether it is a push of a button or an automated detection, our monitoring delivers help when it is needed. In addition to these family-oriented products, we offer clinical remote patient monitoring, which is explained in more detail below.


SAFETY Solutions
HEALTH Solutions
CONNECTION Solutions
BellPal: Elegant jewelry that doubles as a medical alert device.
Health Management: With a smart phone, family can manage chronic health conditions.
Video Chat: FaceTime for seniors. The adult child does all the tech work.
Mobile Medical Alert: Like "OnStar" for a human.
Prescription Mgmt: Dispenses the right meds at the right time, and notifies family of same.
Vision Phone: Like closed-captions on TV.
Stove Shut-Off: Automatically turns off the stove when a fire is starting.
Family Software: Helps caregivers manage Mom's health, meds and doctor schedule.
Reminder Services: Adult children can leave messages and reminders, and get assurance of delivery.
Senior Watch: Fall detection in a standalone GPS watch.
Activity/Location: Provide family with info about Mom's activity and location. Did she come down for breakfast?
Daily Checkup Calls: BlueStar operators call daily or weekly to check in. Operator texts results to extended family.

A **veteran-oriented** company

We decided to make BlueStar SeniorTech a veteran-oriented company. My wife Maryellen's Dad was a World War 2 veteran, and my Dad was a Vietnam veteran. 21 members of my

family had worn the uniform of the Army, Navy, Air Force, and Marine Corps. So we decided to serve American seniors, and to be veteran-focused. We hired vets, and gave discounts to veteran families. We brought on 14 generals and admirals to be on our advisory board. We were certified by the Veterans Administration as a Service-Disabled-Veteran-Owned Small Business. And we established an official IRS-approved 501(c)(3) public charity to provide free senior services to deserving elderly veterans and their spouses/widows.

Below is a one-minute video of Rob and Preston talking about founding the company.


The startup of BlueStar SeniorTech
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Then, **COVID-19** happened

Being a senior was tough before, but it's been tougher lately. 2020 has been about staying safe, avoiding nursing homes, and worrying about social isolation. But it also meant relaxed rules about telehealth.

So we now focus on a particular form of senior technology in the home: Remote Patient Monitoring, or RPM. We provide hardware and software in a senior's home to measure health parameters to manage chronic conditions.   We can also monitor for Covid, and our nurse's interaction with at-home clients helps minimize social isolation.

We provide our remote patient monitoring under the brand name LifeLinx. For more info, see LifeLinx.health, or watch the video below.

Below is a video describing LifeLinx.


Rob Wray Introduces LifeLinx
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3
Market Forces
• Technology - networking and medical devices
• The Covid-19 Pandemic
• Improved Healthcare delivery

Now **growing** faster than ever

Now we're growing faster than ever. And adding more value. Last month, we increased

sales by nearly 20%. Based on agreements in hand, we hope to quadruple in revenue next year, growing from $2 million to $8 million *(disclaimer: forward-looking projections are not guaranteed)*. And our hypertension program is just starting up, which will add more fuel to the fire, because 100 million Americans suffer from hypertension, and only 50% of them have it under control.

We're seeking funding to help us take advantage of these opportunities. We hope to raise $5 million in preferred equity in the spring of 2021, and are now raising up to $250,000 as a bridge to that round in convertible debt, which will convert at a discount.

Our goal: to grow to serve 100,000 American families with seniors-- to keep them Safe, Healthy, and Connected. Seniors like your Mom and Dad, and ours. After all, next to taking care of newborn children, what could be more important than taking care of our elderly Moms and Dads?

Below is a video with a 3-minute tour of our fabulous office.


BlueStar Office Tour
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BLUESTAR
SENIORTECH

Why we seek **your investment**

Our mission is to keep American seniors Safe, Healthy, and Connected. Join us! Consider these 5 reasons why you may want to invest:

1. Experience and traction. 5 years. 5000 customers. $2 M rev. Positive EBITDA.

2. The world is moving toward telehealth, and we're moving with it. Specifically, RPM.

3. We're doing RPM under our LifeLinx brand, in two ways: B2B, and DTC. We have agreements in hand that we expect will quadruple our revenues in 2021 (although that can't be guaranteed.)

4. We hope to close a $5 M equity round in the spring to support these efforts. We already have about $2.5 M pledged.

5. We seek your help in bridging us to that round, in the form of convertible debt which will convert at a 20% discount to that round.





Investor Q&A

— COLLAPSE ALL

What does your company do?

We provide technology services-- hardware, software, communications, and support labor-- to help seniors live better in their homes as they age. We want them to be safe, healthy, and connected, and to remain free and independent. We provide these services for a monthly fee on a subscription basis.

Where will your company be in 5 years?

We want to grow to serve at least 100,000 families with seniors, and to have a monthly recurring revenue from subscription fees of at least $5 million. Within five years, we believe we'll be acquired by a strategic investor such as a healthcare company or major insurance company. These projections cannot be guaranteed.

Why did you choose this idea?

When I left the Navy, my parents, and my wife Maryellen's parents, were in their 70's, 80's, and 90's. My widowed aunt fell in her garage, broke a hip, and lay there for hours, and nearly died. The older generation is living longer-- what can we adult children do to make their golden years more golden? What is more important than our older parents?

How far along are you? What's your biggest obstacle?

We've five years into this. We've been battered and bruised; we've made mistakes, and learned a lot of hard lessons. We have 5000 customers nationwide; we're EBITDA positive, but not yet cash-flow positive. But we're almost there-- we have agreements in hand that we think will (hopefully) QUADRUPLE our revenue next year, and produce a healthy EBITDA and positive cash and net profit.

Our biggest obstacle is obtaining customers at an appropriate cost-of-creation (CoC). Direct-to-consumer is difficult, which is why our B2B efforts have been helpful, with their reduced CoC. Our DTC efforts, retail efforts, and channel partners are helping us to reduce this CoC.

A non-obstacle-- the enormous market, and rapidly growing demand.

Who competes with you? What do you understand that they don't?

In remote patient monitoring, there are a number of new companies sprouting up to participate in the land-rush toward RPM and in-home telehealth. We'll be among the winners, for four reasons:
1) we have 5 years of experience in providing technology in the homes of thousands of seniors-- we know what it takes to be successful
2) we are technology agnostic-- we're not pitching any one solution-- we apply the best technology for the situation, regardless of its source or ownership
3) we know how to sell and service the consumer
4) our military background gives us experience and credibility-- this is about process, and logistics, and precision, and reliability-- all of which we are known for, and have proven

How will you make money?

We make money when we provide a monthly service for more than our cost of providing it. For example, assume we get paid $90 a month for a service. Our cost-of-goods, which includes software, cellular service, and labor support, is typically around 40%. That's a 60% gross margin. Our cost of creation is typically $200 to $300, which includes marketing, sales, equipment, and shipping/activation. During the first 6 to 9 months, we amortize that cost of creation. After that, we enjoy a healthy gross margin. At $2 million in revenue, we have about a 5% positive EBITDA. At $8 million in revenue, we expect that to be closer to 25%.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk is that we're placing a large focus on remote patient monitoring, and it's conceivable, although (we think) not likely that it will become less important. It's possible that the healthcare industry will stop reimbursing for RPM care, and if it did, it would stop its growth.

A second risk is our execution. If we can't deliver RPM efficiently, effectively, and reliably, we'll lose our clients and customers.

A third risk is our balance sheet. During our first five years in business, we've lost money, and our balance sheet reflects that. That net loss might impede us from getting the capital we need to execute the growth opportunities we currently have in hand.

What is the impact of Covid-19 on the business?

Covid has accentuated the need for our services. It has resulted in a relaxation of telehealth rules. It has highlighted the issue of social isolation. It has reinforced the desires of seniors to avoid nursing homes. And, for some at-risk populations, it has increased the demand for Remote Patient Monitoring (RPM) to monitor for early warning of Covid infections.

What is your business model?

Our business model is to create customers who subscribe to an ongoing service, and pay a monthly fee. We sell directly to families, and they pay the monthly subscription fee. We also provide Remote Patient Monitoring (RPM) in which the monthly fee is paid by the healthcare system. The goal-- attract a large number of customers, to generate significant monthly ongoing revenue.

What's your plan for the next 18 months?

We have several milestones we intend to meet:
a) we'll continue to grow our legacy product suite, and to include new technologies as they become available
b) we will continue to grow our LifeLinx B2B service, to execute on existing agreements
c) we will move our LifeLinx direct-to-consumer efforts in hypertension beyond the pilot phase to a rollout
d) we will improve our IT infrastructure to support the growth above
e) we'll develop new intellectual property surrounding our monitoring services